UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 1-12838

BEMA GOLD CORPORATION
(Translation of registrant's name into English)

Suite 3100, 595 Burrard Street P.O. Box 49143
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Quarters Ended June 30, 2006 and 2005

99.2	Interim MD&A for the Quarters Ended June 30, 2006 and 2005

99.3	Form 52-109F2 Certification of Interim Filings - CEO

99.4	Form 52-109F2 Certification of Interim Filings - CFO

99.5	Confirmation of Mailing

99.6	News Release dated August 14, 2006 - 2006 Second Quarter Results

99.7	News Release dated August 14, 2006 - High Grade Mineralization Discovered in Two New Zones at Kupol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation
(Registrant)

Date: August 14, 2006	By:	/s/ Roger Richer
Roger Richer

	Title:	Vice President Administration, General Counsel and Secretary